SGS International, Inc.

626 West Main Street; Suite 500

Louisville, KY 40202

September 1, 2009

VIA EDGAR AND FAX (703-813-6967)

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	SGS International, Inc.

File No. 333-133825

Form 10-K: For the fiscal year ended December 31, 2008

Dear Mr. Shenk:

This letter is in response to the letter dated August 20, 2009 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), with respect to the above referenced filing by SGS International, Inc. (the “Company”). In this comment response letter, unless the context otherwise requires, the words “we” and “our” refer to the Company.

For the convenience of the Commission staff, we have repeated each of your comments in italics before our response.

Form 10-K: For the Fiscal Year Ended December 31, 2008

Item 6. Selected Financial Data page 22

Comment:

1.	We note that you disclose non-GAAP measures “EBITDA”, “Adjusted EBITDA”, and “Adjusted Working Capital” in your Form 10-K. However, we note that you have not disclosed all the additional items required when disclosing a non-GAAP financial measure. As such, please supplementally tell us and disclose in future filing the following items for each non-GAAP measure presented:

•	An explanation as to why the presentation of this non-GAAP performance measure provides useful information to investors regarding your financial condition and results of operations, and

•	An explanation regarding any additional purposes for which management uses the Non-GAAP measure.

Please note that the use of non-GAAP measures requires substantive reasons, specific to you, why the measures are useful to investors. Alternatively, please discontinue the presentation of these non-GAAP measures. Refer to Item 10(e) of Regulation S-K for further guidance.

Response:

The use of “Adjusted Working Capital” was more relevant to our financial statements historically while 2004 and prior years were being displayed because the amounts presented provided more information to better understand the comparable working capital during a period of transition from when the Company was owned by a much larger corporate parent with significant intercompany operations with other subsidiaries of such corporate parent. However, with the December 31, 2004 financial statements being removed from the Selected Financial Data table going forward, and since non-GAAP measures are not mandatory and do not have a significant impact on the presentation of the relevant financial information, we will revise our future filings to remove all instances of the discussion of the non-GAAP measure Adjusted Working Capital.

The use of the non-GAAP financial measures “Free Cash Flow”, “EBITDA” and “Adjusted EBITDA” is limited in our Form 10-K to “Item 11. Executive Compensation.” While we do not provide an amount for Free Cash Flow due to the detailed nature of the calculation, we believe that readers of our Form 10-K should understand the general calculations of the Free Cash Flow metric that our Compensation Committee believes is useful in determining bonus compensation for executives.

We believe the presentation of “EBITDA” and “Adjusted EBITDA” provides useful information to investors to assess:

•	our performance on the metrics our Compensation Committee believes are useful in determining executive compensation;

•	our operating performance and return on capital, including a comparison to other companies within and across industries, without regard to financing or capital structure; and

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness.

Similarly, Company management reviews EBITDA and Adjusted EBITDA on a monthly, quarterly and annual basis in order to evaluate the Company’s performance and assess our ability to continue to support our indebtedness. In addition, Company management reviews EBITDA and Adjusted EBITDA as an indication of the growth of our business from period to period.

We will revise our future filings to include the following enhanced disclosure under the Annual Bonus Compensation Section and footnote to the Summary Compensation Table (underlined language has been added to the historical presentation).

Annual Bonus Compensation

The Compensation Committee reviews the bonus targets and related goals and objectives annually. For the 20xx plan year, the Compensation Committee established EBITDA1 (earnings before interest, taxes, depreciation and amortization) adjusted for one-time restructuring costs (“Adjusted EBITDA”)1 and Free Cash Flow2 as financial performance metrics for all Executives.

[1]

We believe EBITDA and Adjusted EBITDA (each a non-GAAP financial measure) are meaningful supplemental financial measures used by both our management and by external users of our financial statements such as investors, commercial banks and others, to assess (1) our operating performance and return on capital, including a comparison to other companies within and across industries, without regard to financing or capital structure; and (2) the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness. EBITDA and Adjusted EBITDA should not be considered in isolation or as an alternative to, or substitute for, net income, cash flows generated by operations, investing or financing activities or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA and Adjusted EBITDA are not measurements determined in accordance with generally accepted accounting principles and are thus susceptible to varying calculations, EBITDA and Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

[2]

Free Cash Flow (a non-GAAP financial measure) is an internal cash flow measure that the Compensation Committee believes is a meaningful supplemental financial measure because it closely measures our progress toward achieving our Company objective of reducing debt-related service costs and improving Company net worth. The Free Cash Flow calculation begins with the Adjusted EBITDA amount and adjusts for certain interest and taxes, capital spending, changes in working capital, and other items allowed by the Compensation Committee. Due to the detailed nature of this calculation, a reconciliation of this non-GAAP measure to the financial statements provided within is not practicable.

Footnote to the Summary Compensation Table

20xx, 20xy and 20xz Non-Equity Incentive Plan Compensation based on the actual 20xx, 20xy and 20xz Adjusted EBITDA performance of $xx.x million, $xx.x million and $xx.x million respectively, and 20xx, 20xy and 20xz Free Cash Flow at xx%, xx% and xx% of target for 20xx, 20xy and 20xz. EBITDA, is defined as net income before interest, taxes, depreciation and amortization. We also exclude the impact of other expense, net, and discontinued operations, net, from the calculation of EBITDA to be consistent with the determination of EBITDA under our senior secured credit facility. Other expense, net, primarily consists of the gain (loss) on foreign exchange and interest income. Adjusted EBITDA is comprised of EBITDA plus allowed adjustments, which are expenses added back to EBITDA with the approval of the Compensation Committee of our Board of Directors, as administrator of the Management Incentive Bonus Plan. EBITDA and Adjusted EBITDA should not be considered in isolation or as an alternative to, or substitute for, net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA and Adjusted EBITDA are not measurements determined in accordance with generally accepted accounting principles and are thus susceptible to varying calculations, EBITDA and Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies. The following table reconciles net income to Adjusted EBITDA for the years ended December 31, 20xx, 20xy and 20xz.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Sales page 25

Comment:

2.	Please supplementally quantify for us and in future filings the amount of revenue generated by each material product or service offered and consider including an analysis of revenue on this basis. In addition, consider whether the revenue generated by each of the material product and service offerings should be separately disclosed in the footnotes to your financial statements pursuant to paragraph 37 of SFAS No. 131.

Response:

We believe all of our service offerings are of a similar type and manage the business accordingly. We manage our business utilizing revenue by customer and have designed our internal reporting, accounting and information systems to capture revenue data only by customer. We do not capture revenue data separated by the services offered such as those described in “Item 1. Business” of our Form 10-K. Although we do provide such services, we are not able to quantify the amount of revenue generated by each material service offered as you have requested. We manage the business in this customer centric manner because our service offerings provided to our customers are intertwined such that the services we offer either lead to, result from, or are an integral part of creating the electronic file or image carrier (gravure cylinders and flexographic printing plates) that is delivered to our customer. As such, our customers are billed in total for all services and we manage our operations based on total billings to the customer. We do not consider it cost beneficial or useful to develop a system to track separately the revenues by type of service, due to the way our service offerings are so intertwined and of a similar nature, and because it would not be consistent with the manner in which we manage our business. Therefore, we believe we are in compliance with paragraph 37 of SFAS No. 131 (FASB ASC 280-10-50-40) which states, “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so,” as we have provided our net sales for our single group of similar services. However, as required by paragraph 37 of SFAS No. 131 (FASB ASC 280-10-50-40) we will include the following language in Footnote B of our financial statements (underlined language has been added to the historical presentation):

The Company operates in a single reportable segment whose service offerings include package design, prepress, imaging and managing the entire graphics development cycle for customers in a broad spectrum of industries. We have not provided revenues for each of these service offerings as we believe all of these offerings are, and as such manage them as, a similar service group. Additionally, it is not practicable for us to provide revenues by service offering.

Item 8. Financial Statements and Supplementary Data

Summary of Significant Accounting Policies – Revenue Recognition page F-9

Comment:

3.	Please supplementally tell us and revise your future filings to expand your accounting policy for revenue recognition to specifically address your accounting for each significant type of revenue. For example, we note that you provide the following services which you have not specifically addressed in your revenue recognition policy:

•	creative services – brand identity, concept, naming and logo development, package design, interactive development, photography, illustration, and copywriting;

•	print support services; and

•	enterprise solutions – workflow management, digital asset management, process audits, color management, and IT consulting services.

Response:

As described in the response to the previous comment, our service offerings are intertwined, of a similar nature and generally result in the creation of an electronic file or an image carrier that is delivered to our customer. The breakout of our service offerings in “Item1. Business” is presented to provide a reader with an improved understanding of our operations and the processes that are part of generating the deliverable to our customers. Our current revenue recognition policy addresses when revenue is recognized for deliverables described above. However, we acknowledge that a portion of our revenue is generated from other services we provide where no electronic file or image carrier deliverable is provided to the customer. Although this other revenue is not significant to our financials, to improve the clarity and understanding of our revenue recognition policy disclosure, we will revise our future filings as noted below. Additionally, we acknowledge that our service offerings may be considered to have multiple deliverables and separate units of account as described in EITF 00-21, “Revenue Arrangements with Multiple Deliverables”. However, currently all revenue where multiple service offerings are provided is derived from arrangements where the final delivered element is considered essential to the arrangement such that the delivery of the individual elements is considered not to have occurred. To further improve our revenue recognition policy disclosure we will revise our future filings to include disclosure consideration of FASB ASC 605-25 Multiple Element Arrangements (EITF 00-21). Our revenue recognition policy disclosure will be revised as follows: (underlined language has been added to the historical presentation):

The Company recognizes revenue when title, ownership, and risk of loss pass to the customer in accordance with the provisions of Staff Accounting Bulletin No. 104, Revenue Recognition. Revenues are recorded net of allowances for customer rebates and cash discounts. The Company records revenue in the period when delivered electronically or shipped because all of the requirements of SAB No. 104 have been met and the price can be reasonably estimated based on the services performed, historical experience and customer information.

The majority of the Company’s service offerings result in the delivery of an electronic image file, an engraved gravure cylinder, or a flexographic printing plate after satisfaction of all the terms and conditions of the underlying arrangement. The Company recognizes revenue from the sale of such services when the deliverable is provided electronically or shipped and risk of loss has passed to the customer. For all other services that do not result in an electronic file or image carrier being delivered to the customer, revenues are recognized in the period the service is performed and accepted by the customer.

In circumstances where we derive revenue from arrangements involving multiple service offerings, we recognize revenue in accordance with the Financial Accounting Standards Board ASC 605-25 Multiple Element Arrangements. FASB ASC 605-25 requires if an arrangement involves multiple elements, total estimated revenue is allocated to each element based on the relative fair value of each element. The amount of revenue allocated to each element is limited to the amount that is not contingent upon the delivery of another element in the future. Revenue for each element is then recognized as described above depending upon when the service is performed and accepted by the customer, the electronic file was provided, or the image carrier was shipped.

* * * *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filing or in response to the staff’s comments on the Company’s filing.

We hope that we have addressed your comments on our 2008 Form 10-K. If you have any questions concerning the foregoing, please contact David Scheve, Corporate Controller (502-634-5206) or me (502-634-5295).

Sincerely,

/s/ James M. Dahmus
James M. Dahmus
Senior Vice President and Chief Financial Officer

cc:	Ms. Aamira Chaudhry (by fax)